UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2025

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated March 4, 2025

Item 1

RELEVANT INFORMATION

Bogotá, March 4, 2025. Grupo Aval Acciones y Valores S.A. informs that the Ordinary General Meeting of Shareholders has been summoned for March 28, 2025, pursuant the following announcement:

“March 4, 2025

Grupo Aval Acciones y Valores S.A.

Summoning

Ordinary General Meeting of Shareholders - 2025

The Board of Directors and the President of Grupo Aval Acciones y Valores S.A. (the “Company”) summons the holders of ordinary shares of the Company to the Ordinary General Meeting of Shareholders that will take place next Friday, March 28, 2025 at 9:00 a.m, at the Assembly Hall of Banco de Bogotá located at Calle 36 No. 7-47, 1st floor in Bogotá D.C.

The proposed agenda for the abovementioned meeting is the following:

1.	Quorum verification.

2.	Consideration and approval of the agenda.

3.	Appointment of delegates for approval of the minute.

4.	Report of the Board of Directors and the President of the Company.

5.	Separate and Consolidated Financial Statements for the period ended on December 31, 2024, Corporate Business Group Report and additional information required by law.

6.	Statutory Audit report.

7.	Consideration and approval of the Report of the Board of Directors and of the President of the Company, Financial Statements and its attachments for the period ended on December 31, 2024.

8.	Consideration and approval of the Proposed Distribution of Profits.

9.	Election of the Board of Directors and approval of its compensation.

10.	Election of the Company’s Statutory Auditor and approval of its compensation.

11.	Propositions and miscellaneous.

In compliance with legal and statutory regulations, the financial statements for the year ended on December 31, 2024 and other legal documents will remain available to the shareholders for the legal term at the Company's General Secretary's Office located at Carrera 13 No. 26A-47, 26th Floor in Bogotá, D.C.

Shareholders may be represented at the General Assembly through a written proxy specifying the name of the proxy, the person who may substitute them, if applicable, and the date or period of the meeting(s) for which it is granted.

To expedite the issuance of your credential, please confirm your attendance by emailing investorrelations@grupoaval.com. Likewise, it is recommended that the proxies of the shareholders submit the proxies in advance of the Assembly date to investorrelations@grupoaval.com.

MARÍA LORENA GUTIÉRREZ BOTERO

President

Grupo Aval Acciones y Valores S.A.”

Additionally, the following will be the proposed distribution of the profits obtained in 2024, to be considered at the Ordinary General Shareholders’ Meeting:

GRUPO AVAL ACCIONES Y VALORES S.A. PROPOSED DISTRIBUTION OF PROFITS FOR THE PERIOD BEGINNING ON JANUARY 1ST AND ENDING ON DECEMBER 31St, 2024 GENERAL MEETING OF SHAREHOLDERS
Net Income			999,886,145,437.08

With tax benefit		709,421,434,622.37
Without tax Benefit		290,464,710,814.71

Plus: Occasional reserve release at the disposal of the General Meeting of Shareholders			7,366,472,809,706.07
Year 2019 and following		7,374,076,997,645.87
With tax benefit	5,985,797,385,779.14
Without tax benefit	1,388,279,611,866.73

Effects from OCI realizations recognized through the equity method in Subsidiaries		(7,604,187,939.80)
To be taken from income without Benefit from year 2022	(7,604,187,939.80)

Total income available at the disposal of the General Meeting of Shareholders:			8,366,358,955,143.15

To distribute a cash profit of $2.30 per share and per month during the months of April 2025 to March 2026, both months included over 23,743,475,754 shares subscribed and paid as of the date of this meeting			655,319,930,810.40

The dividends will be taken from the profits of year 2019, subject to be distributed with benefit for the shareholders. Note: Dividends will be paid within the first ten (10) days of each month according with applicable regulation.	655,319,930,810.40

The profits corresponding to the month of April 2025, will be paid from the fourth trading day following the date on which the General Assembly of Shareholders approves the distribution of profits, that is, as of April 3; in this month the profit payment will be made until April 14.

Occasional reserve at the disposal of the General Meeting of Shareholders			7,711,039,024,332.75

Total, with benefit:		6,039,898,889,591.11
Year 2024	709,421,434,622.37
Year 2023	723,037,875,251.11
Year 2022	1,152,899,630,732.30
Year 2021	1,654,047,965,428.84
Year 2020	1,535,096,023,015.28
Year 2019	265,395,960,541.21
Total, without tax benefit:		1,671,140,134,741.64
Year 2024	290,464,710,814.71
Year 2022	1,380,675,423,926.93

TOTAL			8,366,358,955,143.15

   NOTES:

1.       The profits that are distributed from the profits of 2017 and following years, are subject to withholding tax at the source of dividends, in accordance with articles 242, 242-1 and 245 of the E.T. (Colombian Tax Law)

2.       Pursuant to article 242-1 of E.T. and in accordance with Regulatory Decree 1457/2020, the withholding at the source of dividends will be transferred to all shareholders according to their participation, as a lower value to pay.

Finally, the Company informs that the payment of dividends scheduled for March 2025 was made in accordance with the Proposed Distribution of Profits approved by the General Shareholders Meeting on March 20, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2025

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel